Mail Stop 0308

							April 11, 2005



Ronald J. Turner
President
Gas Transmission Northwest Corporation
1400 SW Fifth Avenue, Suite 900
Portland, OR  97201


	RE:	Gas Transmission Northwest Corporation
		Item 4.01 Form 8-K filed April 8, 2005
            	File No. 0-25842


Dear Mr. Turner:

          We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. We note that the letter from Deloitte & Touche, filed as Exhibit
16, does not agree or disagree with the date of the event. We believe you need to revise the filing to clarify that you dismissed
Deloitte, if true, and disclose the date of that event. We would then expect Deloitte to be able to agree or disagree with such statement and say so in a revise Exhibit 16 letter. We do not believe the statement that you resolved not to reappoint Deloitte satisfies the requirement to state if they were dismissed. See Item
304(a)(1)(i) of Regulation S-K.  Please revise.
2. It is also suggested that you revise the second paragraph to state that you actually engaged KMPG on April 8, 2005, if true. The existing disclosure may suggest that the Board determined to engage
KPMG; however, that firm had not yet accepted the engagement.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



Ronald Turner
Gas Transmission Northwest Corporation
April 11, 2005
Page 2


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	The amendment requested above should be filed within five business days from the date of this letter or we should be advised by that date when it will be filed. The amendment should include an updated letter from your former accountants indicating that they have read the Form 8-K/A. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-
K/A. Any questions regarding the above should be directed to me at
(202) 942-1809, or in my absence, to Robert Benton at (202) 942-
1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


??

??

??

??